

June 6, 2011

Mr. Darren J. Tangen
Chief Financial Officer and Treasurer
Colony Financial, Inc.
2450 Broadway, 6th Floor
Santa Monica, CA 90404

>   **Re: Colony Financial, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 7, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
>   **Filed May 10, 2011**
>   **File No. 001-34456**

Dear Mr. Tangen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   We note your disclosure on page 2 that your objective is to "provide returns that are attractive in light of the amount of risk associated with achieving such returns." However, it does not appear that you provide disclosure that addresses the credit risk of your investment portfolio. Please advise us how management assesses the relative credit risk of the portfolio from period to period, including any internal risk ratings, LTV metrics, watch lists or similar measures it uses. We may have further comment.

2.   We note your disclosure regarding your policies on the amount of leverage you employ. In future Exchange Act periodic reports, please expand the disclosure regarding your

leverage strategy to address your current strategy with respect to the term of your borrowings and the use of securitizations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

3.   We note on page 7 that your strategy is to maintain "a favorable spread between the yield on our assets and the cost of financing such assets." In future Exchange Act periodic reports, please discuss the current relationship between your weighted average yield on assets as compared to your weighted average financing costs. In addition, please compare the current spread to the prior reporting period spread.

Our Investments, page 62

4.   We note your disclosure on page 3 that your target assets include whole loans, CMBS, mezzanine loans, B-notes, triple net leased property and other asset types. In future Exchange Act periodic reports, please provide a breakdown of the percentage of your current portfolio represented by each of these target asset types.

Liquidity and Capital Resources, page 80

5.   We note that your credit facility contains financial covenants. To the extent you have material sources of liquidity, such as a credit facility, that include financial covenants that may restrict future financing flexibility, please include a more detailed discussion of these covenants in future Exchange Act periodic reports. In addition, please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with such ratios is having a material impact on your financial flexibility, such as by precluding new indebtedness.

Other Sources of Liquidity, page 81

6.   In future Exchange Act periodic reports, please expand this disclosure to cover cash flows from anticipated loan maturities and repayments in the current fiscal year and, if relevant to your liquidity, the amount of unencumbered assets as of the end of the reporting period available to secure additional financing.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements, page 82

7.   Please tell us why you have not provided any information related to off-balance sheet arrangements.

Financial Statements of Colony Financial, Inc.

Loans Receivable, page F-8

8.   Please tell us how you determined to sell your participation interest in a mezzanine loan in restructure debt of Hilton Worldwide, and how you determined that your sale of your interest does not call into question your stated interest to hold your other loans held for investment to maturity.

Form 10-Q for the Quarter Ended March 31, 2011

2. Common Stock Offering, page 6

9.   We note from your disclosure that the common stock offering completed on April 6, 2011, triggered an Anti-Dilution Purchase Price Adjustment. Please tell us how you accounted for this adjustment in your March 31 financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or Michael McTiernan at (202) 551-3852 with any other questions.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief